Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Pioneer Southwest Energy Partners L.P. for the registration of 20,521,000 common units representing limited partner interests and to the incorporation by reference therein of our reports dated February 25, 2011 with respect to the consolidated financial statements of Pioneer Southwest Energy Partners L.P., and the effectiveness of internal control over financial reporting of Pioneer Southwest Energy Partners L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

November 21, 2011